EXHIBIT 99.2

             OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
                THE THREE AND SIX MONTHS ENDED 30 SEPTEMBER 2002

           References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries, except as otherwise indicated; and with respect to periods prior to 22 June 2001, these terms also refer to Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc ("BT"). References to "McLeod" or "Yellow Book West" are to McLeodUSA Media Group, Inc. and its subsidiaries acquired on 16 April 2002.

           The following information should be read in conjunction with the unaudited financial information for the Yell Group as of and for the three and six months ended 30 September 2002. The attached financial information has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from generally accepted accounting principles in the United States ("US GAAP").

           The following discussion compares our aggregated results for the predecessor period from 1 April to 22 June 2001 and the successor period from 22 June to 30 September 2001 with our consolidated successor results for the six months ended 30 September 2002. The predecessor combined results of the Yell Group for the periods up to and including 22 June 2001 represent an aggregation of the historical results of the Yellow Pages and Yellow Book businesses and companies, as if the Yell Group had been formed as a discrete operation throughout those periods. The successor consolidated results of the Yell Group represent a consolidation of the financial information of Yell Finance B.V. and its subsidiaries after the acquisition.

INTRODUCTION

           The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and a leading independent provider of classified directory advertising in the United States.

The Yell Purchase

           The Yell Group has operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. The purchase has had a significant effect on the financial results for the periods following the purchase. In particular, we borrowed (pound)2,099.0 million to fund the purchase, which has led to a significant increase in interest payable. The (pound)1,235.9 million increase in goodwill has given rise to a significant increase in the amortisation charge. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to certain investors, we have reported net losses for periods following the purchase.

The Yellow Book West Acquisition

           On 16 April 2002, we acquired McLeod, one of the largest independent directory publishers in the United States, for $600.0 million ((pound)417.0 million) plus expenses giving rise to $482.8 million ((pound)335.5 million) of goodwill. The results of operations of McLeod, which we now refer to as Yellow Book West, are included in our results from the date of acquisition on 16 April 2002.

           The acquisition of Yellow Book West doubles our geographic footprint to approximately 520 markets in 38 states and Washington, DC. We believe that the integration of Yellow Book West into the Yell Group will allow us to continue, over time, to improve our sales force utilisation and management in contiguous or overlapping markets, achieve significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing, transfer the strengths and best practices of both Yell and Yellow Book West, and provide a more attractive and broader base for high-value national advertisers. Yell has already begun during the first half of the financial year to see benefits of the acquisition, particularly with respect to cost savings, but we expect that most of the benefits will arise in later periods.

           Although our US operations operate under one management team and we are in the process of integrating all of our US operations, some operational and financial information is currently presented separately for the Yellow Book East, formerly Yellow Book, and Yellow Book West geographic regions to highlight the effect of the Yellow Book West operations on the comparative presentations and discussions of financial and operational information. We expect to report all of our US operations as one business in future periods, when the Yellow Book West acquisition no longer affects the comparability of amounts presented.

OPERATING RESULTS

Summary Results

           Our operating results for the three and six months ended 30 September 2001 and 2002 are summarised in the table below:

                                   THREE MONTHS ENDED 30                         SIX MONTHS ENDED
                                         SEPTEMBER                                 30 SEPTEMBER
                                  -------------------------               ------------------------------
                                   2001          2002       CHANGE            2001(1)              2002     CHANGE
                                                              (%)           AGGREGATED                        (%)
                                     ((POUND)IN MILLIONS)                         ((POUND)IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------------
Group turnover                      201.5      282.4        40.1%             395.3                  530.9        34.3%
Cost of sales                       (74.9)    (115.7)       54.5%            (158.9)                (233.8)       47.1%
                               ----------------------------                 --------------------------------
Gross profit                        126.6     166.7         31.7%             236.4                  297.1        25.7%
Distribution costs                   (4.9)    (8.5)         73.5%             (11.1)                 (17.5)       57.7%
Administrative costs                (79.3)    (94.0)        18.5%            (143.4)                (188.7)       31.6%
                               ----------------------------                 --------------------------------
OPERATING PROFIT BEFORE
EXCEPTIONAL ITEMS                    42.4     64.2          51.4%            84.9                   105.9         24.7%
Exceptional administrative
costs                                  -        -                            (3.0)                  (15.0)       400.0%
                               ----------------------------                 --------------------------------
OPERATING PROFIT                     42.4     64.2          51.4%            81.9                   90.9          11.0%
==============================================================================================================================

Gross profit margin (%)              62.8%    59.0%                            59.8%                56.0%
EBITDA(2)
    UK operations                    63.9     72.2          13.0%             114.4                125.2        9.4%
    Yellow Book East                  4.8     15.5         222.9%               5.8                 24.2      317.2%
    Yellow Book West                  -        7.3                              -                   16.2
    Exceptional items                 -        -                                -                  (15.0)
    Group total                      68.7     95.0          38.3%             120.2                150.6       25.3%
Adjusted EBITDA(3)
    UK operations                    63.9     72.2          13.0%             114.4                125.2        9.4%
    Yellow Book East                  4.8     15.5         222.9%               8.8                 24.2      175.0%
    Yellow Book West                  -        7.3                              -                   16.2
    Group total                      68.7     95.0          38.3%             123.2                165.6       34.4%

Adjusted EBITDA margin (%)           34.1%    33.6%                            31.2%                31.2%

Cash inflow from operations          51.5     70.7          37.3%               87.0                143.9      65.4%
     excluding exceptional
     items, less capital
     expenditures
Cash conversion (%)(4)               75.0%    74.4%                            70.6%                86.9%


--------------------

(1) Includes the predecessor results through 22 June 2001 and the successor results through 30 September 2001 as analysed in the accompanying unaudited financial information.

(2) EBITDA comprises total operating profit, before depreciation and amortisation. The EBITDA disclosed here is not necessarily comparable to EBITDA disclosed by other companies because EBITDA is not uniformly defined. We believe that EBITDA is a relevant measure used by companies to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities.

(3) Adjusted EBITDA comprises EBITDA as described above adjusted to exclude the expenses of the withdrawn initial public offering of (pound)15.0 million in the six months ended 30 September 2002 (2001 - (pound)nil). Further, EBITDA has been adjusted to exclude the expenses of the management incentive plan of (pound)3.0 million in the six months ended 30 September 2001 as the plan was terminated as part of the Yell Purchase. Adjusted EBITDA is not a measure of financial performance under UK GAAP, however we believe it is a relevant measurement with which to assess our underlying performance.

(4) Cash conversion represents cash inflow from operations, excluding exceptional items, less capital expenditures as a percentage of Adjusted EBITDA.

           Certain operational results for the six months ended 30 September 2001 and 2002 are summarised in the table below:


                                                                              SIX MONTHS ENDED
                                                                                30 SEPTEMBER
                                                                        -----------------------------
YELL GROUP OPERATIONAL INFORMATION                                           2001           2002
                                                                          AGGREGATED
                                                                        ------------------------------
UK printed directories
Unique advertisers (units) (1)......................................          228,212        233,005
Number of directories published (units).............................               44             49
Unique advertiser retention rate (%) (2)............................               79             78
Turnover per unique advertiser ((pound))............................            1,185          1,230

US printed directories (Yellow Book East)(3)
Unique advertisers (units) (1) .....................................           57,681         69,209
Number of directories published (units).............................              124            115
Unique advertiser retention rate (%) (2) ...........................               69             70
Turnover per unique advertiser ((pound))............................            1,824          1,832
Turnover per unique advertiser ($)..................................            2,600          2,771

US printed directories (Yellow Book West) (4)
Unique advertisers (units) (1) .....................................                -        125,900
Number of directories published (units).............................                -            133
Unique advertiser retention rate (%) (2)............................                -             70
Turnover per unique advertiser ((pound))............................                -            777
Turnover per unique advertiser ($)..................................                -          1,171

Other UK products and services
Yell.com page impressions for September (in millions) (5)...........                 27           39
_________________



(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) Proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States this measure is based on unique directory advertisers. In 2002 we improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the first six months of this financial year would be closely comparable to the rate disclosed for the same period in the prior financial year.

(3) Data for unique advertisers and turnover per unique advertiser differ from previously reported numbers following further integration of our US information systems which eliminated duplication in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.

(4) Operational information for Yellow Book West is provided only for the six months ended 30 September 2002 with respect to the period following the acquisition of Yellow Book West on 16 April 2002 and the inclusion of its financial results within the Yell Group's financial results.

(5) A file or a combination of files sent to a user as a result of that user's request being received by the server.

Turnover

           Turnover during the three and six months ended 30 September 2001 and 2002 is summarised in the table below:


                                               THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                30 SEPTEMBER                               30 SEPTEMBER
                                            -------------------------            --------------------------------
                                                2001         2002      CHANGE          2001 (1)          2002       CHANGE
                                                                         (%)          AGGREGATED                      (%)
                                                ((POUND)IN MILLIONS)                          ((POUND)IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------------
UK printed directories:
      Yellow Pages                               144.3       154.3       6.9%               260.5         277.8      6.6%
      Business Pages                               -           3.4                           10.0           8.7    (13.0)%
                                            ------------- -----------            --------------------- ----------
Total UK printed directories                     144.3       157.7       9.3%               270.5         286.5      5.9%
US printed directories
      Yellow Book East                            47.1        63.7      35.2%(2)            105.2         126.8     20.5%(2)
      Yellow Book West                             -          51.3                            -            97.8
                                            ------------- -----------            --------------------- ----------
Total US printed directories                      47.1       115.0     144.2%               105.2         224.6    113.5%
Other UK products and services                    10.1         9.7      (4.0)%               19.6          19.8      1.0%
                                            ------------- -----------            --------------------- ----------
GROUP TURNOVER                                   201.5       282.4      40.1%               395.3         530.9     34.3%
===========================================================================================================================

_________________

(1) Includes the predecessor results through 22 June 2001 and the successor results through 30 September 2001.

(2) The percentage change at the prior year exchange rate would have been 46.1% with respect to the three- month period and 27.9% with respect to the six-month period.

           Total Group turnover during the six months ended 30 September 2002 increased by (pound)135.6 million, or 34.3%, compared to the same period last year, reflecting the Yellow Book West acquisition and increased turnover during the six-month period from UK printed directories and Yellow Book East.

           Excluding the turnover from Yellow Book West, our total Group turnover increased by (pound)37.8 million, or 9.6%. This increase includes the negative exchange-rate effect of the stronger pound sterling on Yellow Book East's reported turnover. If Yellow Book East's turnover for the six months were included at prior year exchange rates, then total Group turnover (excluding Yellow Book West) would have grown by (pound)45.6 million or 11.5%.

           UK printed directories.

           Yellow Pages turnover for the six months increased by (pound)17.3 million, or 6.6%, as we continued to increase the number of unique advertisers and increase advertiser yield.

           Yellow Pages achieved its 6.6% turnover growth despite the new price cap1 of RPI minus 6% which was in effect for the six months ended 30 September 2002. During the six months ended 30 September 2002, the average price of advertising in our Yellow Pages directories decreased by 4.4%, as compared to a


1 Pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we were required to cap the change in advertising rates charged through 31 December 2001 in our UK printed consumer classified directories by the UK Retail Price Index ("RPI") less 2%. Effective from January 2002, we are now required to cap the change in rates charged for advertising sold after that date in our UK printed consumer classified directories at RPI minus 6% for an expected period of four years from January 2002. We are not subject to any regulatory price constraints in the United States.

0.7% decrease in the same period of the prior year. The relevant price cap applied to approximately 65% and 52% of our Group turnover in the six months ended 30 September 2001 and 2002, respectively.

           The number of UK printed directories unique advertisers for the first six months of this financial year increased to 233,005, as compared to 228,212 unique advertisers in the corresponding period of the prior financial year. This included 51,612 new advertisers during the first six months of this financial year, primarily through the continued success of our first-year advertiser discount programmes. The increase in the number of directories published from 44 in the six months ended 30 September 2001 to 49 in the six months ended 30 September 2002 was due to rescoping the geographic coverage of certain directories, but this did not alter their publishing periods.

           Yellow Pages increase in turnover per unique advertiser during the first six months was driven by the continuing take up of colour advertising (18.5% of advertisers have taken up colour in the six months ended 30 September
2002), advertisers trading up to larger advertisements and the introduction of a new discount programme "Move In" which enables first-year advertisers to take out discounted quarter-column advertisements for the first time, rather than the smaller semi-display advertisements that were only available under last year's "First Steps" discount programme.

            Our (pound)13.4 million, or 9.3%, increase in turnover from UK printed directories in the three months ended 30 September 2002 was the result of a (pound)10.0 million, or 6.9%, increase in Yellow Pages turnover and (pound)3.4 million from the publication in the second quarter of two Business Pages directories that were published in the first quarter of last year. For the full six-month period Business Pages directories experienced a (pound)1.3 million decrease in turnover as compared to the prior period. We are currently considering various initiatives to address the reduction in sales in Business Pages.

           US printed directories. The (pound)119.4 million increase in turnover from US printed directories during the six months ended 30 September 2002 reflected the acquisition of Yellow Book West ((pound)97.8 million) and increased turnover of Yellow Book East ((pound)21.6 million).

           Yellow Book East

           The (pound)21.6 million, or 20.5%, increase in Yellow Book East's turnover for the first six months of this financial year was negatively affected by a weakening of the US dollar. If translated at the prior year exchange rate, the increase would have been (pound)29.8 million, or 27.9%. The components of this increase in Yellow Book East's turnover are analysed below, in each case on a constant US-dollar basis where we have translated the results at the prior year exchange rates.

           Same-market growth2 for the first six months, excluding the Manhattan directory published in the first quarter, was 6.2%, contributing an additional (pound)6 million in turnover for the first six months. Including the Manhattan directory, same-market growth was approximately 4.5%. Second quarter growth of 4.0% was lower than the 9.5% (excluding Manhattan) reported in the first quarter. This was mainly due to the weaker performance in the second quarter of directories contiguous to Manhattan (Queens, Fairfield and Staten Island), predominantly as a result of disruptions resulting from 11 September, including cross sales that these contiguous directories lost due to disruptions to the Manhattan sales canvas. We believe that all the effects of this disruption have now come through with same-market growth for the remainder of the year expected to improve slightly. The first quarter benefited from strong performance in certain other markets.

           Rescoped directories, which could not be included in same-market growth because the predecessor directories did not cover substantially the same geographic area, contributed on a net basis an additional (pound)2 million in turnover for the first six months.

           The launch of two directories in Nassau County and North Boston in the first quarter, together with first-time revenues from last year's prototype directories in Jackson (first quarter) and Charlotte (second quarter), contributed an additional (pound)12 million to turnover for the first six months. We do not expect any further significant launch activity for the remainder of this financial year. Accordingly, the second half of the financial year will not benefit from additional turnover from directory launches.

           The rescheduling (rephasing) of certain directories into and out of the first six months contributed a net additional (pound)9 million in turnover for the first six months. This deliberate rescheduling will reduce the historically larger proportion of annual turnover recognised in the second half of our financial year, and will have a net negative effect on third quarter earnings this year when compared to the same period last year.

           Yellow Book East sold advertising to 69,209 unique advertisers during the six months ended 30 September 2002, as compared to the 57,681 unique advertisers we had during the corresponding period in the prior financial year. We also benefited from growth in average turnover per unique advertiser to (pound)1,832 ($2,771) from (pound)1,824 ($2,600) in the same period in the prior financial year, largely due to increases in volume and mix of types of advertising sold.

           Yellow Book West

           Turnover from the acquired McLeod operations was (pound)97.8 million for the period from its acquisition on 16 April 2002 through 30 September 2002. Same-market growth during this period for the Yellow Book West directories was 1.3%. Yellow Book West's contribution to Yell's turnover during the period was still largely the result of sales made by the McLeod sales organisation prior to



________________________

2 Same-market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle, which is not necessarily the same period in the prior financial year. Rescoped directories are directories where we redefined the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories.

the McLeod acquisition by Yell. The results therefore do not reflect the benefit of integration with the Yellow Book East sales organisation.


           Other UK products and services. Turnover from other products and services during the six months ended 30 September 2002 increased by (pound)0.2 million, or 1.0%, compared to the same period in the prior financial year. This growth was due primarily to growth in our online services relating to Yell.com, which grew from (pound)6.8 million during the six months ended 30 September 2001 to (pound)9.8 million during the six months ended 30 September 2002. Growth in Yell.com more than offset a decline in turnover from Talking Pages and Yell Data.

Cost of Sales

           Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

           In general, we recognise the cost of sales for each directory on completion of delivery of that directory. Cost of sales during the three and six months ended 30 September 2001 and 2002 are summarised in the table that follows:

                                           THREE MONTHS ENDED 30                       SIX MONTHS ENDED
                                                 SEPTEMBER                               30 SEPTEMBER
                                          -------------------------              -----------------------------
                                             2001         2002        CHANGE         2001(1)         2002        CHANGE
                                                                        (%)        AGGREGATED                      (%)
                                              ((POUND)IN MILLIONS)                          ((POUND)IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------------
UK printed directories:
      Yellow Pages                             46.1         48.9       6.1%            88.1           94.6         7.4%
      Business Pages                            -            1.4                        3.4            2.9       (14.7)%
                                          ------------ ------------              ---------------- ------------
Total UK printed directories                   46.1         50.3       9.1%            91.5           97.5         6.6%
US printed directories
      Yellow Book East                         24.9         33.8      35.7%(2)         59.9           72.6        21.2%(2)
      Yellow Book West                          -           28.2                        -             56.9
                                          ------------ ------------              ---------------- ------------
Total US printed directories                   24.9         62.0     149.0%            59.9          129.5       116.2%

Other UK products and services                  3.9          3.4     (12.8)%            7.5            6.8        (9.3)%
                                          ------------ ------------              ---------------- ------------
Total cost of sales                            74.9        115.7      54.5%           158.9          233.8        47.1%
===========================================================================================================================

________________

(1) Includes the predecessor results through 22 June 2001 and the successor results through 30 September 2001.

(2) The percentage change at the prior year exchange rate would have been 46.8% with respect to the three-month period and 28.6% with respect to the six-month period.

           Total cost of sales during the six months ended 30 September 2002 increased by (pound)74.9 million, compared to the six months ended 30 September 2001. The acquisition of McLeod accounts for (pound)56.9 million of the increase.

           The (pound)6.0 million, or 6.6%, increase in cost of sales for UK printed directories reflected higher advertisement volumes caused by the rescoping of two directories into four, and increases in printing and production costs associated with the introduction of colour into our Yellow Pages Directories. As a percentage of turnover from UK printed directories, cost of sales for UK printed directories was 34.0%, as compared to 33.8% for the corresponding period in the prior financial year.

           The (pound)12.7 million, or 21.2%, increase in cost of sales for Yellow Book East directories was due to increased selling costs associated with revenue growth and a reclassification of certain costs to align policies across the Yell Group. Cost of sales for Yellow Book East directories as a percentage of related turnover was 57.3%, as compared to 56.9% for the corresponding period in the prior financial year.

           We are starting to realise synergies in our US business as a result of the Yellow Book West acquisition, particularly with regard to savings in paper and printing and binding costs, and we expect increased savings across the whole of our US business during the second half of the financial year.

           Cost of sales for other products and services during the six months ended 30 September 2002 of the current financial year was (pound)0.7 million lower than during the same period in the prior year.

           Our consolidated bad debt expense was (pound)30.1 million or 5.7% of Group turnover in the six months ended 30 September 2002, as compared to (pound)20.9 million or 5.3% of Group turnover for the same period ended 30 September 2001. The (pound)9.2 million increase is mainly due to the acquisition of Yellow Book West. The charge for UK bad debts for the six months ended 30 September 2002 was 4.1% of UK printed directories and other products and services turnover compared to a 3.8% charge for the six months ended 30 September 2001. The US bad debt expense was 7.8% of US printed directories turnover in the six months ended 30 September 2002 as compared to 9.3% for the same period in the prior financial year. Historically, the US bad debt expense as a percentage of turnover has been higher than in the United Kingdom due to different market dynamics.

Gross profit and gross profit margin

           Gross profit and gross profit margin during the three and six months ended 30 September 2001 and 2002 are summarised in the table that follows:


                                             THREE MONTHS ENDED 30                     SIX MONTHS ENDED
                                                   SEPTEMBER                             30 SEPTEMBER
                                            -------------------------            ------------------------------
                                               2001         2002       CHANGE         2001(1)          2002        CHANGE
                                                                         (%)         AGGREGATED                      (%)
                                                ((POUND)IN MILLIONS)                         ((POUND)IN MILLIONS)
------------------------------------------- ------------------------- ---------- ------------------------------ --------------
UK printed directories:
      Yellow Pages                               98.2        105.4       7.3%               172.4       183.2        6.3%
      Business Pages                              -            2.0                            6.6         5.8      (12.1)%
                                            ------------ ------------            ------------------- ----------
Total UK printed directories                     98.2        107.4       9.4%               179.0       189.0        5.6%
US printed directories
      Yellow Book East                           22.2         29.9      34.7%(2)             45.3        54.2       19.6%(2)
      Yellow Book West                            -           23.1                            -          40.9
                                            ------------ ------------            ------------------- ----------
Total US printed directories                     22.2         53.0     138.7%                45.3        95.1      109.9%

Other UK products and services                    6.2          6.3       1.6%                12.1        13.0        7.4%
                                            ------------ ------------            ------------------- ----------
GROSS PROFIT                                    126.6        166.7      31.7%               236.4       297.1       25.7%
=============================================================================================================================

GROSS PROFIT MARGIN (%)
      Yellow Pages                               68.1         68.3                           66.2        65.9
      Business Pages                              -           58.8                           66.0        66.7
      Yellow Book East                           47.1         46.9                           43.1        42.7
      Yellow Book West                            -           45.0                            -          41.8
      Other UK products and services             61.4         64.9                           61.7        65.7
GROUP TOTAL (%)                                  62.8         59.0                           59.8        56.0
=============================================================================================================================

_________________

(1) Includes the predecessor results through 22 June 2001 and the successor results through 30 September 2001.

(2) The percentage change at the prior year exchange rate would have been 45.3% with respect to the three-month period and 24.7% with respect to the six-month period.

           The decrease in gross profit as a percentage of Group turnover from 59.8% during the six months ended 30 September 2001 to 56.0% during the six months ended 30 September 2002 reflected principally the changing geographic mix of our operations resulting from the increased contribution of our US business.

           In the six months ended 30 September 2002, over 57% of our turnover came from our UK operations. Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States.

           In contrast, we have been expanding our geographic coverage in the United States, both through further acquisitions of independent directory publishers and through new directory launches. Directory launches into new markets necessarily require us to incur higher costs, and our position as an independent competitor in our markets leads us to charge lower advertising prices than those offered by incumbent competitors. Our overall gross profit margin is therefore affected and will continue to be affected to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

           While we expect to continue to expand our geographic coverage in the United States, we do not intend in the near-to-medium term to continue to launch new directories at the same rate as in recent years. We have increased our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

Distribution Costs and Administrative Costs

           Our distribution costs consist principally of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

           We incurred distribution costs of (pound)17.5 million during the six months ended 30 September 2002 compared to (pound)11.1 million during the six months ended 30 September 2001. Distribution costs represented 2.8% and 3.3% of Group turnover during the six months ended 30 September 2001 and 2002, respectively.

           Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

           Administrative costs increased by (pound)45.3 million, or 31.6%, from (pound)143.4 million in the six months ended 30 September 2001 to (pound)188.7 million in the six months ended 30 September 2002. The increase was largely due to:

o a(pound)20.5 million increase in the amortisation of goodwill following the Yell Purchase and Yellow Book West acquisition; and

o the expensing of(pound)15.0 million of costs incurred for the withdrawn initial public offering of our parent company; offset by

o a(pound)3.0 million reduction in US management incentive scheme costs for a scheme that was terminated on 22 June 2001.

            Excluding the effect of these items, administrative expenses increased by (pound)12.8 million or 9.1%.

            Our administrative costs in the six month period ended 30 September 2002 benefited from a (pound)6.0 million delay in marketing spend across all products in the United Kingdom. As a result, we currently expect the marketing spend in the second half of the financial year to be higher than in the same period of the prior year.

Group Operating Profit, EBITDA and Adjusted EBITDA

           Group operating profit, EBITDA and Adjusted EBITDA for the three and six months ended 30 September 2001 and 2002 is summarised as follows:

                                             THREE MONTHS ENDED 30                     SIX MONTHS ENDED
                                                   SEPTEMBER                             30 SEPTEMBER
                                           --------------------------            ------------------------------
                                               2001         2002       CHANGE         2001(1)          2002       CHANGE
                                                                         (%)         AGGREGATED                    (%)
                                                ((POUND)IN MILLIONS)                            ((POUND)IN MILLIONS)
---------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING PROFIT                          42.4          64.2        51.4%              81.9        90.9       11.0%
Goodwill amortisation                           21.1          25.1        19.0%              28.2        48.7       72.7%
Depreciation                                     5.2           5.7         9.6%              10.1        11.0        8.9%
                                           ------------- ------------            ------------------- ----------

EBITDA                                          68.7          95.0        38.3%             120.2       150.6       25.3%

IPO costs                                        -             -                              -          15.0
Management incentive scheme                      -             -                              3.0          -
                                           ------------- ------------            ------------------- ----------
ADJUSTED EBITDA                                 68.7          95.0        38.3%             123.2       165.6       34.4%
                                           ============= ============            =================== ==========
      UK operations                             63.9          72.2        13.0%             114.4       125.2        9.4%
      Yellow Book East                           4.8          15.5       222.9%               8.8        24.2      175.0%
      Yellow Book West                           -             7.3                            -          16.2
ADJUSTED EBITDA MARGIN (%)
      UK operations                             41.4          43.1                           39.4        40.9
      Yellow Book East                          10.2          24.3                            8.4        19.1
      Yellow Book West                           -            14.2                            -          16.6


(1) Includes the predecessor results through 22 June 2001 and the successor results through 30 September 2001.

           The increase in operating profit reflects the acquisition of Yellow Book West and the growth in earnings of our other printed directories businesses, offset in part by the increased goodwill amortisation and the costs associated with the withdrawn initial public offering.

           EBITDA, which we calculated by excluding from our operating profit the effect of the goodwill amortisation and depreciation, increased by 25.3% in the six months ended 30 September 2002 compared to the same period in the prior year, and Adjusted EBITDA, which we calculate by further excluding the costs associated with the withdrawn initial public offering of our parent company and, in the prior year, the costs of the terminated US management incentive scheme, increased by 34.4% in the same period.

           The acquisition of McLeod was the most important factor leading to growth in Adjusted EBITDA, followed by increases attributable to Yellow Book East and the UK operations. Excluding the Adjusted EBITDA from Yellow Book West, our group Adjusted EBITDA for the six months ended 30 September 2002 increased by (pound)26.2 million, or 21.3%.

           EBITDA growth from the UK operations was driven by Yellow Pages and a reduction in Yell.com losses, which were offset in part by a decline in other products. For the six months ended 30 September 2002 Yell.com reported an EBITDA loss of (pound)0.3 million as compared to a loss of (pound)7.2 million for the six months ended 30 September 2001. The UK business also benefited from the (pound)6.0 million delay in marketing spend referred to above.

           Adjusted EBITDA from Yellow Book East for the six months ended 30 September 2002 increased by (pound)15.4 million compared to the same period in the prior year. The Adjusted EBITDA margin for Yellow Book East increased to

19.1% for the six month period ended 30 September 2002 from 8.4% for the same period last year, as we focussed on increasing the benefit and yield from our prior directory investments. During the period, we were able to increase the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs. The increases in Adjusted EBITDA and related margins also reflected the absence of the costs of prototype launches and of running parallel pre-press activities which were incurred in the previous period.

Net Interest Payable

           Net interest payable was (pound)115.8 million in the six months ended 30 September 2002 compared to (pound)65.4 million in the six months ended 30 September 2001. The increase was primarily due to increased borrowings in connection with the Yell Purchase and Yellow Book West acquisition. Net interest payable for the six months ended 30 September 2002 comprised (pound)69.2 million of net interest paid or to be paid within a six-month period, (pound)43.0 million of interest rolled-up into our long term debt and (pound)3.6 million of amortised financing costs.

Tax on Profit on Ordinary Activities

           Taxation of (pound)11.3 million incurred during the period from 1 April to 22 June 2001 primarily arose as UK corporation tax on the results of our UK operations. Taxation of (pound)5.1 million for the six months ended 30 September 2002 and (pound)1.0 million during the period from 22 June to 30 September 2001 includes the effect of treating goodwill amortisation as a non-allowable charge for purposes of determining UK corporation tax. Our future taxation charge will depend on our taxable income in the United Kingdom and United States.

Net Profit (Loss)

           Our net loss of (pound)30.0 million for the six months ended 30 September 2002 and net profit of (pound)4.2 million for the same period in the prior financial year are significantly affected by the amortisation of goodwill arising from the purchase of the Yell Group from BT and the capital structure put in place at the time of the purchase. If we excluded, on a pro-forma basis, the increased amortisation of goodwill from the Yell purchase and the non-cash payable interest accrued on subordinated shareholder loans, then we would have reported a net profit after exceptional items of (pound)25.4 million and (pound)31.2 million for the six months ended 30 September 2002 and 2001, respectively. We believe Adjusted EBITDA as discussed above, and cashflow from operating activities as discussed below, are more relevant measures than net profit (loss) in determining our ability to make interest payments and scheduled debt repayments.

LIQUIDITY AND CAPITAL RESOURCES

           Prior to the Yell Purchase, our principal source of liquidity was cash flow generated from our operations and from loans from BT to fund acquisitions. We will continue to fund our existing business largely from cash flows generated from our operations. In addition, we have access to a (pound)100.0 million revolving credit facility as part of the senior credit facilities, of which the full amount was available at 30 September 2002.

Cash Flows

           The cash flows of the combined predecessor Yell Group for the period from 1 April to 22 June 2001 and the cash flows of the consolidated successor Yell Group for the period from 22 June to 30 September 2001 and the six months ended 30 September 2002 are summarised in the table below:


                                                                            COMBINED                  CONSOLIDATED
                                                                           (PREDECESSOR)                (SUCCESSOR)
                                                                        ----------------------------------------------------------
                                                  THREE MONTHS ENDED         1 APRIL TO        22 JUNE TO      SIX MONTHS ENDED
                                                    30 SEPTEMBER             22 JUNE 2001      30 SEPTEMBER     30 SEPTEMBER
                                                    ------------             ------------      ------------     ------------
                                                      2001       2002                             2001              2002
                                                                               ((POUND) IN MILLIONS)
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities            53.7         71.0           37.6              56.8              145.9
Net cash outflow from returns on                    (40.2)       (48.3)          (8.8)            (75.9)             (80.0)
investments and servicing of finance
Taxation                                             (0.3)        (7.6)           -                (0.3)              (7.6)
Net cash inflow (outflow) for capital                20.5         (2.3)         (16.9)         (1,908.0)            (431.6)
expenditure and acquisitions
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow (outflow) before financing           33.7         12.8           11.9          (1,927.4)            (373.3)
Net cash (outflow) inflow from financing            (37.7)       (26.4)          12.4           1,992.3              382.4
----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                      (4.0)       (13.6)          24.3              64.9                9.1
==================================================================================================================================

           Net cash inflow from operating activities for the six months ended 30 September 2002 was (pound)145.9 million, compared with an inflow of (pound)94.4 million for the six months ended 30 September 2001. The increase in cash flow reflected the inclusion of Yellow Book West, the timing of payments around quarter end and a further improvement in receivables. Net cash inflow from operating activities for the six months ended 30 September 2002 included (pound)5.9 million of expenses paid for our parent company's withdrawn initial public offering. We expect to pay an additional (pound)9.1 million to settle all bills related to our parent company's withdrawn initial public offering.

           The strong net cash inflow was driven mainly by improved collections of accounts receivable in the United States. Yellow Book West is now also able to take full advantage of normal credit terms as compared to earlier when it was required to adhere to early payment terms following the Chapter 11 filing of McLeodUSA, its former parent company. This provides favourable working capital benefits in purchases of printing and paper. We expect the level of cash generation from the United States to slow down in the second half of the financial year, as a result of investments in working capital associated with higher expected turnover.

           Net cash outflow from returns on investments and servicing of finance for the six months ended 30 September 2002 principally comprises net interest payments of (pound)68.2 million and fees of (pound)11.8 million paid to acquire financing for the acquisition of McLeod.

           Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure in the six months ended 30 September 2002 was (pound)7.9 million compared to (pound)5.2 million for the period from 1 April to 22 June 2001 and (pound)2.2 million for the period from 22 June 2001 to 30 September 2001.

           On 16 April 2002 we purchased McLeod for $600.0 million ((pound)417.0 million) plus expenses of $25.0 million ((pound)17.4 million). We financed the

McLeod acquisition, completed on 16 April 2002, through $250.0 million ((pound)173.7 million) of senior bank financing and a $250.0 million ((pound)173.7 million) bridge facility together with $87.7 million ((pound)60.9 million) of additional funds in the form of subordinated non-cash pay loans from our existing investors and $37.3 million ((pound)25.9 million) of unrestricted cash from our available cash balances. As a result, our overall borrowings before the offset of finance costs increased by approximately (pound)408 million.

           On 12 November 2002, we repaid the $250 million borrowed under the bridge facility and we paid related interest of $4.2 million along with financing costs of $7.0 million. We funded these payments through $123.5 million of increased borrowings under term loans (under which the financing costs arose) and $137.7 million of our cash on hand. We also expect to use cash resources within the group to pay further fees of $4.8 million. As a result of this refinancing, we will include within our third quarter interest charge around (pound)9 million for the fees associated with the bridge loan.

           On 22 June 2001, the successor Yell Group purchased the predecessor Yell Group from BT. The cash amounts paid on that date totalled (pound)1,922.0 million. We purchased another subsidiary in the United States for (pound)6.5 million in a separate transaction on 29 June 2001.

           We made principal repayments on 30 September 2002, in the amounts of (pound)25.8 million and $0.9 million.

Capital Resources

           At 30 September 2002, we had cash of (pound)107.0 million.

           We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

           We had net debt of (pound)2,352.2 million at 30 September 2002 as detailed in the table below.

                                                         ((POUND) IN MILLIONS)
Long-term loans and other borrowings
           Term Loan A                                             574.5
           Term Loan B                                             175.0
           Term Loan C                                             167.0
           Term Loan D                                             159.3
           Senior Sterling Notes due 2011                          250.0
           Senior Dollar Notes due 2011                            127.4
           Senior Discount Dollar Notes due 2011                   111.3
Bridge facility                                                    161.1
Subordinated shareholder loan                                      779.4
Other                                                                1.3
                                                         -------------------
Total debt                                                       2,506.3
Unamortised financing costs                                        (47.1)
Cash at bank                                                      (107.0)
                                                         -------------------
NET DEBT AT END OF THE PERIOD                                    2,352.2
                                                         ===================


           We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the senior notes at maturity. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

           The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA", as defined in the senior credit facilities), cash flow to total debt service, EBITDA (as defined in the senior credit facilities) to net cash interest payable and total net debt to EBITDA (as defined in the senior credit facilities) and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we maintained the financial ratios for the quarter ended 30 September 2002 in compliance with these debt covenants.

           We do not have any off-balance sheet arrangements other than employee incentivisation arrangements that are triggered upon an initial public offering and the interest rate hedges discussed below.

OTHER MATTERS

Market-related Risks

           Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. We have hedged at 30 September 2002 some 92% of the indebtedness under the senior credit facilities for 12 months using interest rate swaps and 50% for the following 12 months. At 30 September 2002, we had (pound)27.8 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

           All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP.

           All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and the pound sterling will affect the translation of the results of our US operations into pound sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice.

           At 30 September 2002, we had (pound)675.4 million of borrowings denominated in dollars and (pound)1,342.9 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. As of 30 September 2002, taking into account the hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our interest charge would vary by approximately (pound)0.7 million per quarter higher or lower, respectively, taking into account our hedging arrangements, or (pound)3.4 million per quarter higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities, if the average dollar/pound sterling exchange rate during the six months had been $1.66 to (pound)1.00, for example, instead of $1.51 to (pound)1.00, the approximate rate effective for the six months ended 30 September 2002, then our interest charge for the six month period would have been approximately (pound)3.0 million lower.

Recent US GAAP Accounting Pronouncements

           In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No 141 "Business Combinations" ("SFAS 141"), which supersedes APB Opinion No 16 "Business Combinations" and Statement of Financial Accounting Standards No 38 "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

           Also in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Yell Group adopted the Standard on 1 April, and the effects of the adoption are presented in the notes to the financial information for Yell Group plc. Upon adoption the Yell Group completed its impairment tests of goodwill as of 1 April 2002 and determined that the goodwill balances were not impaired. Also upon adoption the Yell Group evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate.

           In August 2001, the FASB issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

           Also in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

           In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 "Recission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13 and Technical Corrections" ("SFAS 145"). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15 2002; however, certain sections are effective for transactions occurring after 15 May 2002.

           In July 2002, the FASB issued Statement of Financial Accounting Standards No 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for fiscal years beginning after 31 December 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

Critical Accounting Policies

           In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 19 July 2002. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

Consolidated results of our parent company

           We have included certain combined and consolidated financial information of our parent company, Yell Group plc and its subsidiaries, as an appendix to the condensed combined and consolidated financial information of Yell Finance B.V., in order to highlight differences between what our parent company would report using UK presentational conventions and what we would report using US reporting conventions and to satisfy the requirements of our parent company to produce a UK GAAP to US GAAP reconciliation.

           This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches, revenue and cost synergies and the markets in which we operate.

           Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the SEC on 19 July 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.